Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Three‑Month Period Ended March 31, 2021

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at March 31, 2021 and for the three-month period then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”). The three‑month period ended March 31, 2021 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has the Company’s Periodic Report for 2020 which was published on March 25, 2021 (Reference No.: 2021-01-044994), (hereinafter – “the Consolidated Financial Statements for 2020” and “the Periodic Report for 2020”, respectively)1, which includes, among other things, the Description of the Company’s Business part, the Report of the Board of Directors and the financial statements for the year ended December 31, 2020, which were attached to the Company’s Periodic Report for 2020. The information included in the Periodic Report and the Consolidated Financial Statements for 2020 is included herein by reference.

Attached to this Report are the consolidated interim financial statements as at March 31, 2021 (hereinafter – “the Interim Statements”) and consolidated proforma financial statements as at March 31, 2021 as a result of acquisition of the CPV Group (as defined in Note 6 to the Interim Statements (hereinafter – “the CPV Group”)) on January 25, 2021, as stated below, and on the assumption that this Report is read together with the Periodic Report for 2020, which is presented herein by reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of the Report. The materiality of the information included in this Report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports), 1970.

It is emphasized that the description in this Report contains “forward‑looking” information, as defined in the Securities Law. Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this Report is based on information or assessments existing in the Company as at the publication date of this Report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the financial statements, the Company is engaged in two reportable business segments: (1) the generation and supply of electricity and energy in Israel – as part of this area of activities, the Company is engaged in generation and supply of electricity and energy to private customers, Israel Electric Company Ltd. (hereinafter – (“the Electric Company” or “IEC”) and the System Administrator, as well as in initiation, development, construction and operation of power plants and facilities for generation of energy through natural gas and renewable energy in Israel. The Company manages its activities in Israel under one operational roof, mainly through OPC Israel Enegy Ltd. (“OPC Israel”). For details regarding this area of activities – see Section 8 to Part A (Description of the Company’s Business), which is included in the Periodic Report for 2020 and the updates presented in this report; and (2) holding, development, construction and management of renewable energy and conventional power plants (powered by natural gas) in the United States – as part of this area of activities, the Company is engaged in development, construction and management of renewable energy and conventional power plants in the United States through the CPV Group and in holding rights in active power plants and power plants under construction, which the CPV Group initiated and constructed over the past several years, both in the conventional areas as well as in the area of renewable energy. In addition, the CPV Group is engaged in provision of asset and energy management services to power plants in the United States that it owns and that are owned by third parties. For details regarding the agreement for acquisition of the activities and with respect to this area of activities, which constitutes a reportable business segment for accounting purposes commencing from the Interim Statements – see Sections 2.3.1 and 17 to Part A (Description of the Company’s Business) which is included in the Periodic Report for 2020 and the updates presented in this report (including the Interim Statements).

The CPV Group is held indirectly by the Company (about 70% as stated in this report) and its acquisition was completed on January 25, 2021. The CPV Group was established in 1999 and since that date it has initiated and constructed power plants with an aggregate capacity of about 14,800 megawatts, of which about 4,850 megawatts using wind energy, whereas the other about 9,950 megawatts is from conventional power plants. Commencing with the financial statements as at March 31, 2021 (the Interim Statements), the Company consolidates the financial statements of the CPV Group and also attaches consolidated proforma financial statements as at March 31, 2021. The CPV Group has holdings in active projects through associated companies and subsidiaries.

In addition, on May 9, 2021, the Company completed acquisition of Gnergy Ltd., which is engaged in the area of charging services for electric vehicles. For details – see Section 11 below.

As at the publication date of the report, the Company’s activities are carried on in Israel and in the United States, however it is clarified that this does not act to limit the Company’s activities in the future in additional countries. From time to time, the Company is examining possibilities for expanding its activities in the area of generation and supply of electricity and energy, including by means of constructing and/or acquiring power plants (including renewable energy power plants) in additional geographic regions worldwide, and advancement of projects that, as stated, are found to be suitable.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter

1.	Detail of operating projects as at the publication date of the report

Israel – Set forth below are main details with reference to the operating projects in Israel:

			Status
			in the
			Company’s		Type of	Year of
	Capacity	Rate of	financial		project/	commercial
Project	(MW)	holdings	statements	Location	technology	operation

Rotem	466	80%	Subsidiary	Rotem Plain	Natural gas, combined cycle	2013

Hadera[2]	144	100%	Subsidiary	Hadera	Natural gas, cogeneration	2020

The United States – Set forth below are main details with reference to the operating projects in the United States3:

		Rate of	Status
		holdings	in the
		of the CPV	Company’s		Type of	Year of	Restricted
	Capacity	Group in	financial		project/	commercial	market
Project	(MW)	the project	statements	Location	technology	operation	customer

CPV Fairview LLC (“Fairview”)	1,050	25%	Associated company	Pennsylvania	Natural gas in a combined cycle[4]	2019	PJM

CPV Towantic LLC (“Towantic”)	805	26%	Associated company	Connecticut	Natural gas / two fuels combined cycle	2018	ISO‑NE

CPV Maryland LLC (“Maryland”)	745	25%	Associated company	Maryland	Natural gas combined cycle	2017	PJM

CPV Shore Holdings LLC (“Shore”)	725	37.53%	Associated company	New Jersey	Natural gas combined cycle	2016	PJM

CPV Valley Holdings LLC (“Valley”)	720	50%	Associated company	New York	Natural gas / two fuels combined cycle	2018	NYISO

CPV Keenan II Renewable Energy Company LLC (“Keenan”)	152	[5]100%	Subsidiary	Oklahoma	Wind	2010	SPP

[2]
In addition, Hadera holds the Energy Center (boilers and turbines located on the premises of Hadera Paper Mills Ltd.), which serves as back‑up for supply of steam from the Hadera power plant. It is noted that from the end of 2020 the turbine in the Energy Center is not operating, and the Company will examine its continued operation with the Electricity Authority due to the contact of the System Administrator to the Electricity Authority wherein the System Administrator believes that continued operation of the turbine by the Company requires a license pursuant to the Electricity Administrator Law and coordination with the System Administrator.

[3]	Active projects in the U.S. are held through the CPV Group, which is held by the Company at the rate of about 70%.
[4]	The possibility exists for a mix of ethane of up to 25%.
[5]
On April 7, 2021, the CPV Group signed and completed acquisition of 30% of the rights in Keenan from a tax equity partner. For details – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787) and Section 1.17 below (under Main Developments in the Company’s activities in the United States in the period of the report and thereafter).

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report

Main details with reference to the initiation and construction projects in Israel6:

Amount
								of the	Total
								Company’s	expected
								investment	construction
Power						Date/		in the	cost
plants/						expectation		project at	in respect of
facilities						of the start		March 31,	100% of the
for						of the	Main	2021	project
generation		Capacity	Rate of			commercial	customer/	NIS	(NIS
of energy	Status	(megawatts)	holdings[7]	Location	Technology	operation [8]	consumer	millions)	millions)[9]

Zomet	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	January 2023	The System Administrator	≈ 980	[10]≈ 1,500

Sorek 2 Ltd.	In initiation	Up to 99	100%	On the premises of the Sorek B seawater desalination facility	Conventional	Second half of 2023	Yard consumer and pursuant to regulations of the Electricity Authority	≈ 1	Up to ≈ NIS 200

[6]
It is clarified that that stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek B generation facility, facilities for generation of energy on the consumer’s premises) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the publication date of the report and regarding which there is no certainty it will be realized. Completion of the said projects may not occur or may occur at a different date than that stated above due to, among other things, dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the site, receipt of permits, completion of planning processes and contracting with suppliers that have not yet been completed and there is no certainty they will be completed. In addition, ultimately delays and/or breakdowns could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risk. For additional regarding risk factors involved in construction projects – see Section 20.3 of Part A (Description of the Company’s Business) in the Annual Report for 2020.

[7]	Subsidiaries in the Company’s financial statements.
[8]
It is clarified that that stated with respect to the expected start date of the commercial projects that have not yet commenced operations (Zomet, the Sorek B generation facility, facilities for generation of electricity on the consumer’s premises) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the publication date of the report and there is no certainty it will occur. The expected operation date might not take place or it might take place on a date different than that stated above due to, among other things, dependence on various factors as stated above, which have not yet been completed, and there is no certainty they will materialize. In addition, there could be delays and/or breakdowns, this being as a result of, among other things, occurrence of one or more of the risk factors to which the Company is exposed, including construction risk or the Coronavirus crisis. For additional details regarding the risk factors involved with projects under construction – see Section 20.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[9]
It is clarified that that stated with respect to the total expected cost of the aggregate investment in projects (Zomet, Sorek B Generation Facility, facilities for generation of energy on the consumer’s premises) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assessments as at the publication date of the report and there is no certainty it will occur. The said information might not materialize or might materialize in a manner different than forecasted, among other things, due to dependency on various factors, such as the final amount of the costs for development of the land, connection to the infrastructure networks and occurrence of any of the risk factors to which the Company is exposed and/or the Coronavirus crisis.

[10]
The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees (for details – see Section 8.11.6 to Part A (Description of the Company’s Business) in the Periodic Report for 2020), where as at the date of the report the Company had filed an appeal of the final assessment.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the initiation and construction projects in Israel: (Cont.)

Amount
of the
								Company’s	Total
								investment	estimated
Power						Date/		in the	cost of the
plants/						expectation		project at	investment
facilities						of the start		March 31,	in the
for						of the	Main	2021	project
generation		Capacity	Rate of			commercial	customer/	NIS	(NIS
of energy	Status	(megawatts)	holdings[7]	Location	Technology	operation[8]	consumer	millions)	millions)[9]

Facilities for generation of energy on the consumer’s premises	In various stages of development starting from initiation and up to construction	Every facility up to 16 megawatts As at the date of the report, construction and operation agreements were signed for a total of 90 megawatts. The Company intends to take action to sign construction and operation agreements in a cumulative scope of at least 120 megawatts[11]	100%	On the premises of consumers throughout Israel	Conventional	Pursuant to the conditions provided in the agreements	Yard consumers also including Group customers	≈ 24	An average of about NIS 4 per megawatt

[11]
The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for if agreements are  signed. In addition, as at the date of the report, all of the preconditions for execution of all the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the construction projects in the United States:12

Amount
								of the	Total
								investment	estimated
								in the	construction
		Rate of						project at	cost for
		holdings	Status			Expected		March 31,	100% of the
		of the	in the			commercial		2021	project
	Capacity	CPV	financial			operation	Regulated	NIS	(NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)	millions)[13]

CPV Three Rivers LLC (“Three Rivers”)	1,258	[14]10%	Associated company	Illinois	Natural gas, combined cycle	May 2023	PJM	≈ 190	≈ 4,311 (≈ $1,293 million)

[12]
Projects under construction in the United States are held through the CPV Group, which is held by the Group at the rate of about 70%. Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on March 31, 2021 – $1 = NIS 3.334. The information presented below regarding projects under construction, including the information regarding the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part) and that is not under the control of the Company or the CPV Group. The information is based on, among other things, estimates of the Company and of the CPV Group, and it is also based on plans and assumptions the realization of which is not totally certain, and which might not be realized due to factors not under CPV’s control, such as: delays in receipt of required permits, a change in the construction costs, construction delays, problems signing an agreement for connection to the network or connection to other infrastructures, problems signing an investment agreement with a tax equity partner regarding part of the cost of the project and utilization of the tax benefits available to the project, problems signing commercial agreements for of the potential revenues from the project, changes in the provisions of the law, an increase in the financing expenses, unforeseen expenses, weather events, the Coronavirus crisis, etc. There is no certainty that that these estimates will materialize, in whole or in part, and they may be different, even significantly, than those detailed above. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 17.14 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[13]
Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group. It is clarified that that stated regarding the total estimated investment in the projects (Three Rivers and Maple Hill) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the estimates and assessments made by the Company as at the publication date of the report and there is no certainty it will materialize. The said information may not materialize or may materialize in a manner different than expected.

[14]
On February 3, 2021, the transaction for sale of 7.5% of the rights in the Three Rivers project was completed, which was held up to that time by the CPV Group. For additional information – see Section 2.3.1 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the construction projects in the United States:12

Amount
								of the	Total
								investment	estimated
								in the	construction
		Rate of						project at	cost for
		holdings	Status			Expected		March 31,	100% of the
		of the	in the			commercial		2021	project
	Capacity	CPV	financial			operation	Regulated	NIS	(NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)	millions)[13]

CPV Maple Hill Solar LLC (“Maple Hill”)	126 MWdc[15]	[16]100%	Consolidated	Pennsylvania	Solar	Second or third quarter 2022	PJM	[17]≈ 32	≈ 527 (≈ $158 million)

[15]	About 100 MWac.
[16]
As at the publication date of the report, the CPV Group is expected to take action to sign an agreement with a “tax investor” (“Tax Equity Partner”) for investment in the project. The Tax Equity Partner will enjoy most of the tax benefits in respect of the project, which are mainly tax credits relating to Investment Tax Credits (ITC) and depreciation expenses for tax purposes, as well as participation in a proportionate amount to be agreed to of the free cash flows for distribution. The entitlement to participate in part of the free cash flows is effective up to the point of reaching a rate of return on the investment of the Tax Equity Partner that will provided in the agreement. After reaching the said rate of return, the share of the Tax Equity Partner in the income and cash flows will decline to a minimum rate. It is emphasized that the CPV Group has not yet signed an agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed, and the matter is subject to, among other things, to commercial and regulatory conditions.

[17]
In May 2021, an order for commencement of the construction work was issued to the project’s construction contractor. On this date, among other things, a construction agreement (EPC) has been signed and rights in the project’s lands have been acquired.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to a construction project having an agreement for sale of electricity (PPA) in the advance stage in the near term in the United States18:

Amount
of the
									investment	Total
Power		Rate of							in the	estimated
plants/		of the							project at	construction
facilities		holdings				Expected			March 31,	cost of the
for		of the			Expected	commercial			2021	project
generation	Capacity	CPV			start	operation	Regulated	Commercial	NIS	(NIS
of energy	(megawatts)	Group	Location	Technology	date	date	market	structure	millions)	millions)[19]

CPV Rogue’s Wind LLC (“Rogue’s Wind”)	≈ 114	[20]100%	Pennsylvania	Wind	Quarter 1 2022	Quarter 2 2023	PJM	PPA agreement for sale of electricity, availability (capacity) and Renewable Energy Certificates (RECs) for 10 years.[21]	≈ 11	≈ NIS 667‑683 million (≈ $200 – $205 million)

[18]
Projects under construction in the United States are held through the CPV Group, which is held by the Group at the rate of 70%. Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on March 31, 2021 – $1 = NIS 3.334. The information presented below regarding a project in advanced development in the short run in the United States, including the information regarding the expected commercial structure and the estimated cost of the investment, includes “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part) and that is not under the Company’s control or the exclusive control of CPV. The information is based on, among other things, estimates of the Company and of the CPV Group, and it is also based on plans and assumptions the realization of which is not totally certain, and which might not be realized due to factors not under CPV’s control, such as: completion of the connection, receipt of permits, signing an agreement with a “tax investor”, etc.. Therefore, there is no certainty that that these estimates will materialize, in whole or in part, and they may be different, even significantly, than those detailed above.

[19]
Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group. It is clarified that that stated regarding the total estimated investment in the projects (Rogue's Wind) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the estimates and assessments made by the Company as at the publication date of the report and there is no certainty it will materialize. The said information may not materialize or may materialize in a manner different than expected.

[20]
As at the publication date of the report, the CPV Group is expected to take action to sign an agreement with a “tax investor” (“Tax Equity Partner”) with respect to investment in the project (subject to appropriate regulatory arrangements). The Tax Equity Partner will enjoy most of the tax benefits in respect of the project, which are mainly tax credits relating to Production Tax Credits (PTC) and depreciation expenses for tax purposes, as well as participation in a proportionate amount to be agreed to of the free cash flows for distribution. The entitlement to participate in part of the free cash flows is effective up to the point of reaching a rate of return on the investment of the Tax Equity Partner that will provided in the agreement. After reaching the said rate of return, the share of the Tax Equity Partner in the income and cash flows will decline to a minimum rate. It is emphasized that the CPV Group has not yet signed an agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed, and the matter is subject to, among other things, to commercial and regulatory conditions.

[21]	For details regarding the PPA agreement signed in April 2021 – see Section 18 below.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Set forth below is a summary of the scope of the development projects (in megawatts) as at the submission date of the report:22

	Summary of the list of the development projects as at
	the publication date of the report (in megawatts)[23]
Technology	Advanced	Early stage	Total

Solar[24]	1,164	943	2,107
Wind	175	–	175
Total renewable	1,339	943	2,282
Natural gas	1,985	1,970	3,955
Storage	–	100–500	100–500

[22]
The information presented in this section with reference to development projects of the CPV Group, including regarding the number of projects, their characteristics (the capacity, technology, etc.), the cost per megawatt, constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements, execution of construction and connection processes, assurance of financing and receipt of various regulatory approvals and permits, which as at the present time have not yet been completed. It is clarified that particularly in the initial development stages, the scope of the projects and their characteristics have not yet been formulated and are subject to changes. Ultimately, the development projects (or some of them) may not be executed, this being due to, among other things, various factors including those that are not under CPV’s control. It is noted that the ability to locate new projects in relevant energy markets, with price and liquidity levels that support new construction constitutes a significant success factor for the development activities. In addition, regarding renewable energy projects, it is important that the country or region wherein the CPV Group seeks to construct new projects have the possibility to generate additional revenues through sale of Renewable Energy Certificates (RECs). It is further noted that in  the estimation of the CPV Group, additional factors that impact the development activities include, among others: obtaining sufficient control over the lands; the ability to connect to the electricity grid at a strategic connection point at a low connection cost; obtaining the permits required for construction of new projects, including compliance with all the environmental requirements; and the ability to raise sufficient debt and equity for construction of new projects.

[23]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (as stated above there is no certainty the development projects, including projects in the advanced stage, will be executed). It is noted that that stated depends on the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project. It is clarified that in the early development stages, the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[24]
All the capacities in the solar technology are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 910 MWac and about 725 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in Israel in the period of the report and thereafter:

3.
In December 2020 and during the period of the report and thereafter, replacement and renovation work was performed with respect to certain components of the gas turbines in the Hadera Power Plant as part of anticipated activities. In January 2021, the replacement and renovation work in one of the gas turbines was completed and in May 2021 the replacement and renovation work of the second gas turbine was completed and later during 2021 additional essential maintenance work is expected to be performed (hereinafter – “the Additional Work”) in the steam turbine. During performance of the work in 2021 and up to the publication date of the report, the Hadera Power Plant was partly operated for a period of about 65 days and during the Additional Work, the steam turbine will be operated for a period of time estimated at about 60 days.[25]. The replacement and renovation work of certain components, as stated, which had been completed as at the publication date of the report and the performances of the gas turbines as a result of such work are in accordance with the expectations from these turbines. Partial activities or shutdown of the plant during extended periods of replacement and renovation work could impact Hadera’s compliance with the plant’s availability provisions (regarding this matter – see also Sections 8.10 and 8.12.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020). It is noted that performance of the said replacement and renovation work without interruption could be impacted by traffic restrictions resulting from the Coronavirus crisis in light of the need for arrival of equipment and foreign work teams.

As at the publication date of this report, the Company estimates that part of the costs stemming from the delay in the commercial operation date of the Hadera Power Plant, including lost profits, are expected to be covered by Hadera’s insurance policy pursuant to the terms of the said policy. In addition, in accordance with the construction agreement and based on the position of its legal advisors, Hadera is entitled to agreed‑to compensation (limited to the ceiling stipulated in the construction agreement) from the construction contractor in respect of a delay in the delivery date and compensation (limited in amount up to a ceiling stipulated in the construction agreement) in a case of non‑compliance with the conditions provided in the agreement relating to the plant’s performances. It is noted that the construction contractor has contentions that, among other things, Hadera has no grounds for charging it for the amounts stipulated in the agreement in respect of the delay and the plant’s performances, as well as a contention that it is permitted to renew the guarantee it provided at a reduced amount. On May 26, 2021, a notification letter was received regarding a dispute from the construction contractor prior to taking legal action wherein the construction contractor contends that, among other things (1) Hadera has no ground for charging it for the amounts stipulated in the construction agreement relating to delay of the operation, and that the offset made by the Company from the payments due to the construction contractor, as stated below, deviates from the agreement; (2) Hadera has no ground for charging it for the amounts stipulated relating to the plant’s performances; (3) the construction contractor has contentions regarding entitlement to additional consideration, in the amount of about €7 million, in excess of the consideration provided in the agreement (these claims were rejected by the Company, except with respect to an amount that is not material); and (4) absent a right on the part of Hadera, as contended by the contractor, to additional compensation for the delay and for the plant’s performances as well as for other reasons it is entitled to reduce the bank guarantee it provided (which is valid up to the beginning of July 2021) from 20% of the amount of the aggregate consideration to 5% of the amount of the aggregate consideration. As also noted by the construction contractor in the warning letter, Hadera disputes the contentions of the construction contractor and, as stated, these contentions were rejected by it prior to receipt of the warning letter. As part of the warning letter, the contractor noted the timetables stipulated in the agreement for a response to the warning letter and agreed to extend the existing bank guarantee in the amount of 20% of the amount of the consideration by one month only – this being without detracting from its contentions in the aforesaid warning letter.

[25]
That stated with reference to the Company’s estimates of the duration of the additional work, includes “forward‑looking” information, as defined in the Securities Law. The aforesaid information may not be realized, or may be realized in a manner different than expected, including as a result of reasons that are not under the Company’s control, such as the manner of performance of the work by the contractor, technical breakdowns or other delays, including factors impacted by the Coronavirus crisis.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

3.	(Cont.)

As noted Hadera rejects the construction contractor’s contentions and is considering its steps as a result of the notification of the contractor, as stated, with its legal advisors.

As at the publication date of the report, no reimbursements have actually been received under the Company’s insurance policy and/or compensation from the construction contractor (except for amount unilaterally offset by the Company from payments to the construction contractor, and the construction contractor has raised contentions regarding this matter in the above‑mentioned notification). For details regarding compensation for the construction contractor – see Note 25D to annual consolidated financial statements for 2020. There is no certainty that the Company will be able to receive reimbursements and/or compensation in respect the full amount of its direct and indirect damages26.

Further to that stated in Sections 8.5.1.2 and 8.5.3.1 to Part A of the Periodic Report for 2020, it is noted that as at the publication date of the report, the factory of Hadera Paper Mills had not yet been connected to the Hadera Power Plant, and as at that date there is no certainty regarding the completion date of the connection. Hadera is taking action with Hadera Paper Mills in this regard. Completion of the connection depends on, among other things, technical and operational factors and if the connection is not successfully completed, there could be an adverse impact on Hadera.

4.
Further to that stated in Section 8.13.6 to Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding the anticipated operation date of the Karish natural gas reservoir and possible delay of the said operation date, in May 2021 Energean sent Rotem and Hadera an update notification whereby due to a force majeure event, so Energean contends, the first gas from the Karish reservoir is expected in the middle of 2022.

Due to the delay in supply of the gas from the Karish reservoir compared with the original date, Rotem and Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at the present gas prices, which are provided in the agreements of Rotem and Hadera with Tamar and which are higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean and, in turn, a delay in supply of the gas from the Karish reservoir will have an unfavorable impact on the Company’s profits. In this context it is noted that in the agreements with Energean compensation limited in amount for delays has been provided, as stated, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” (in accordance with that stated in the agreement) is lower. Nonetheless, the damages (including lost profits) that will be caused to the Company stemming from a delay could well exceed the amount of the said compensation. As at the publication date of the report, Energean contends that the source of the delay is force majeure. The Company rejects Energean’s contentions that a force majeure event is involved under the gas acquisition agreement with Energean.27

[26]
It is emphasized that that stated above, including regarding the Company’s estimates with respect to coverage of the costs stemming from the delay, as stated above (including lost profits) and receipt of compensation for the delay damages and/or non‑compliance with the plant’s performances as provided in the agreement, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the publication date of the Report, and regarding which there is no certainty it will be realized. That stated may not be realized or may be realized in a manner different than expected. As a practical matter, if compensation is not received for all of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation and/or regarding non‑compliance with the plant’s performances as provided in the agreement, this could have an adverse impact on the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 20.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

27 That stated above, regarding the commercial operation date of the Karish reservoir, and regarding supply of the gas to the Company and the acquisition terms of gas in the case of a delay, includes “forward‑looking” information as defined in the Securities Law, which is based on the data received by the Company from Energean as at the submission date of this report and additional publicly‑available data, and there is no certainty it will materialize. Ultimately, the expected impact on the project timetables or a delay in the operation date of the Karish reservoir may be delayed beyond the estimated time, and he impacts on the Company could be more than that stated above – this being due to factors that are not under the Company’s control. In addition, there is no certainty regarding the amount of the compensation that will be received in respect of the delay (if any), which may not cover the full amount of the Company’s damages.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

5.
On January 1, 2021, the annual update of the electricity tariffs of the Electricity Authority for 2021 entered into effect, according to which the generation component, which declined at the rate of about 5.7%. The generation component constitutes about 86% of the load and time tariff (“TAOZ”) at the highest‑voltage summer peak, system costs constitute about 8% of the TAOZ at the highest‑voltage summer  peak, and infrastructure services constitute about 6% of the TAOZ at the highest‑voltage summer peak. The said decline in the generation component is expected to have a negative impact on the Company’s income in 2021 compared with 2020. For additional information regarding the generation component in prior years – see Note 25B to the consolidated financial statements for 2020, and see, among other things, section: Additional Details regarding the activities in Israel (Section 5) below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A (Description of the Company’s Business) of the Periodic Report for 2020.

6.
Further to that stated in Section 8.2.5A of Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding National Infrastructure Plan 20 (NIP 20), a plan for construction of a power plant for generation of electricity using natural gas on land owned by Hadera Paper located adjacent to the Hadera Power Plant (in this Section – “NIP 20”), in January 2021, the National Planning and Building Board discussed NIP 20 and approved transfer of NIP 20 for comments of the District Planning Boards and objections of the public and in February 2021, NIP 20 was actually deposited, further to which dates were set for hearing the objections filed.[28]

Further to that stated in Section 8.2.5B of Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding National Infrastructure Plan 94 (NIP 94), a plan for construction of a power plant for generation of electricity using natural gas on land adjacent to Rotem, that is, AGS (hereinafter in this Section – “NIP 94”), in January 2021, the Subcommittee for Comments and Objections of the National Planning and Building Board for National Infrastructures held a discussion of comments and objections significant NIP 94, the objections to the Plan were rejected and AGS was requested to make technical corrections to the provisions of the said plan, which were made in the beginning of March 2021. Approval of NIP 20B and NIP 94 (if approved) is subject to final approval of the National Infrastructures Committee in accordance with the above decision of the National Council and the National Infrastructures Committee, and approval to take effect of the Government of Israel.

7.
Further to that stated in Section 7.8.3 of Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding the reform in Israel Electric Company (IEC) and the tender for sale of the Hagit generation site (part of the site), as part of an early classification process for acquisition of the Hagit East power plant published by IEC, in May 2021 the Company received a notification from IEC whereby the Company was declared a qualified participant in the tender. It is clarified that there is no certainty the Company will submit a bid in the tender and the matter is subject to the Company’s discretion.

28 Further to that stated in Section 7.8.1 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, regarding the Government’s decision to advance renewable energy and decisions of the National Council and the Committee for National Infrastructures, it is noted that as at the submission date of the report there is no certainty regarding receipt of the approvals for the National Infrastructure Plans and completion of the necessary actions in connection with advancement of the projects the Company is advancing on the areas located adjacent to the Hadera Power Plant and the Rotem Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

8.
Opening of the supply area to suppliers that do not have means of generation (“virtual suppliers”) and household consumers – on February 22, 2021, further to the principles provided in the decision of the Electricity Authority on August 5, 2020, the Electricity Authority made a decision regarding determination of an arrangement for suppliers that do not have means of generation and revised the Standards for existing suppliers, in order to gradually open the supply area in the electricity sector to new suppliers and supply to household consumers.[29] As part of the decision, the Electricity Authority determines Standards and tariffs that will apply to suppliers that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Administrator for their consumers. The pricing will be based on a component that is based on the SMP price and components that are impacted by, among other things, the scope of the consumption at peak demand hours. The arrangement for suppliers that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (about 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening the supply area to competition, as part of the decision the Electricity Authority revised the Standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payment of the account. On April 7, 2021, the Electricit Authority published for the public’s comments the language of the license for suppliers as part of virtual supply and update of the timetables for opening the supply area to competition, according to which commencement of the said activities is expected to take place on September 1, 2021.

9.
Further to that stated in Section 14.2.6.4 to Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding application of the decision of the Electricity Authority with respect to deviations from Rotem’s consumption plans, in May 2021 IEC notified Rotem according to its approach sale of energy to end‑consumers in excess of the generation capacity of Rotem’s power plant, deviates from the provisions of the PPA agreement between it and IEC (as stated in Section 8.14.5.1 to the Periodic Report for 2020). Rotem’s position regarding the PPA agreement is different, and in any event to the best of Rotem’s understanding the matter is expected to be impacted by supplementary arrangements that are to be determined by the Electricity Authority further to the decision of the Electricity Authority, as stated in Section 14.2.6.4 to Part A (Description of the Company’s Business) of the Periodic Report for 2020. As at the publication date of the report, supplementary arrangements, as stated, had not yet been made.

10.
On April 26, 2021, the Authority published a hearing regarding revision of the standards for purposes of implementation of the market model on the existing private generation and on the renewable energies according to which application of the market rules to the various types of generators is governed, including bilateral generators and generators with fixed availability (capacity) that operate in the framework of Regulation 241, and broad changes are proposed to the market rules. The Authority notes that it is proposed at this stage to exclude from application of the decision the generation unit of OPC  Rotem, to which a special regulation applies that requires adjustments in a number of aspects, and that the Authority is presently examining all the changes required in the regulation that applies to this unit in order to create regulatory uniformity between it and the other private generation units, and in this regard it will also include consider application of the market rules to it. It is noted that according to the hearing, the transition to the market model is voluntary and can be implemented over a fixed period of time. The impact of the hearing on Rotem depends on the final arrangements that will be determined (if any) with reference to Rotem, which as at the publication date of the report had not yet been determined.

29 https://www.gov.il/he/departments/policies/60105.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

11.
In April 2021, the Company signed an agreement for acquisition of shares (“the Share Purchase Agreement”) of Gnergy Ltd. ( “Gnergy”), which is engaged in the area of charging services for electric vehicles (e‑mobility) and construction of charging posts for electric vehicles. On May 9, 2021, completion of the Share Purchase Agreement was executed – this being after the preconditions for its execution were fulfilled, in such a manner that as at the publication date of this report, the Company holds about 27% of Gnergy’s share capital. For details regarding Gnergy and its activities, and for details regarding completion of the Share Purchase Agreement (as amended) and with respect to signing of a shareholders’ agreement with the founder of Gnergy, Mr. Ran Aluya, including regarding a purchase (“call”) option granted to the Company by the developer, as stated, and with reference to the additional completion of the transaction scheduled for December 15, 2021 – see Note 10B to the consolidated financial statements and the Immediate Reports dated April 13, 2021 and May 10, 2021[30].

12.
In May 2021, Hadera and Rotem received a notification from Nobel Energy in connection with emergency discontinuance of the activities of the Tamar Reservoir, commencing from May 11, 2021, due to the instruction of the Minister of Energy in light of the security situation existing in Israel. It was stated in the notification that according to Nobel Energy’s position, the event constitutes a force majeure event pursuant to the gas agreements Hadera and Rotem signed with it. It is pointed out that as at the date of the report, supply of the gas to Hadera and Rotem during the shutdown period is continuing as usual from the Leviathan Reservoir. In addition, a force majeure notification with reference to the security events was also provided by Zomet’s construction contractor. The Company is examining the notifications. It is noted that on May 22, 2021, the supply of gas from the Tamar Reservoir was resumed.

13.
As part of the reorganization of the Company as a result of establishment of OPC Israel and transfer of the main activities of the Company in Israel to it, as stated in Section 2.2.1 to Part A (Description of the Company’s Business) of the Periodic Report for 2020, the Deputy CEO of Business Development, the Deputy CEO of Operations and the Deputy CEO of Engineering and Projects moved over to serving as Deputy CEOs in OPC Israel in the aforesaid positions and are no longer Company officers.

14.
In March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread and to cause significant business and economic uncertainty and volatility in the global markets, which were partly caused by the preventative measures taken by various governmental entities worldwide. As at the publication date of the report, the virus is continuing to cause business and economic uncertainty and volatility in the global markets. Certain countries experienced additional waves of recurrence of the virus that were even more severe than the prior waves. At the same time, there a trend in recovery in the scope of the economic activities throughout the world, that is dependent on the pace of the recovery from the virus in the various countries. As at the publication date of the report, Israel, in particular, is showing a significant recovery and a broad reduction in the infection and death rates relating the Coronavirus, which has led to a significant relaxation (removal) of the restrictions put in place in order to prevent spread of the virus.

[30]	Reference Nos.: 2021‑01‑062613 and 2021‑01‑081177.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

14.	(Cont.)

As at the publication date of the report, the Coronavirus Crisis had not had a significant impact on the Company’s results and activities in Israel. In light of the uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as the uncertainty regarding the measures that will be taken by governments and central banks, as at the publication date of the report, the Company is not able to estimate with any certainty the full impact of the Coronavirus Crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. Nonetheless, the Company is continuing to take steps in order to ensure the health and safety of its employees in all of the Company’s facilities and offices, to maintain the level of activities in all its various facilities in and outside of Israel, and to reduce the potential impact of the pandemic on its business. For additional details regarding the Coronavirus Crisis and its possible impact on the Company in Israel – see Note 1B to the Interim Statements. For details regarding the impact of the Coronavirus Crisis (according to the contentions of Energean) on the date of the flow of the gas from Karish Tanin reservoir – see Section 4 above.

It is noted that the activities of the Company’s active power plants in Israel, as well as the construction activities of the Zomet Power Plant, are continuing in the restrictions’ period since they are deemed to be essential activities while preparing the work teams and taking safety measures to prevent infections and outbreaks at the Company’s sites. The continuity of the construction work on the Zomet Power Plant or the renovation work at the Hadera Power Plant could be impacted by the traffic (movement) limitations due to the Coronavirus Crisis in light of the need for arrival of equipment and foreign work teams.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in the United States in the period of the report and thereafter:

15.
Further to that stated in Section 17.1.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in the first quarter of 2021, the average price of natural gas in Henry Hub were about 80% higher than in the first quarter of 2020. In general, in the currently existing generation mix, to the extent the gas prices are higher the electricity margins of the CPV Group are expect to be higher. This impact is partly offset by the CPV Group’s hedging plan, which is intended to reduce changes in the CPV Group’s gross margin due to changes in the commodity prices[31]. The electricity price is a main factor in the profitability of the CPV Group. Many variables, such as the price of various fuels, the weather, an increase in burdens and unit capacity together impact the final electricity price and the Group’s profitability. The following table summarizes average electricity prices in each of the main markets in which projects of the CPV Group are active in the first quarter of 2021 and of 2020. The electricity prices rose in the first quarter of 2021 compared with first quarter of 2020, due to, among other things, an increase in the natural gas prices and higher demand owing to the weather.

Region	First quarter 2021	First quarter 2020

ISO‑NE Mass Hub	$49.49/MW\h	$22.21/MW\h
NY‑ISO Zone G	$40.68/MW\h	$19.81/MW\h
PJM West	$30.60/MW\h	$20.19/MW\h
PJM AD Hub	$30.33/MW\h	$20.14/MW\h

Note:	The average electricity prices are based on day‑ahead prices as published by the ISO. The CPV Group did not make an independent examination.

16.
On March 31, 2021, the President of the United States presented a proposal the target of which is construction of clean energy infrastructures. The proposal addresses many sectors in the U.S. economy, including energy infrastructures. This part of the proposal focuses on expansion of renewable energy generation facilities by means of “refundable tax credits”[32] and a clean energy standard. In addition, the proposal includes financing for transmitting electricity and energy infrastructures that support generation of renewable energy and cancellation of tax benefits for generation and transmission of fossil fuels. As at the publication date of the report, there is uncertainty regarding signing of the proposal in order for it to become law, and if it does ultimately become law, there will likely by significant changes to the provisions thereof. To the extent the proposal does ultimately become law, it will probably have a material impact on the demand for electricity by means of advancement of reduced‑carbon transportation and economy concurrent with raising the standards for generation of electricity using clean energy.[33]

[31]
That stated regarding the impacts of the natural gas prices on the profitability of the CPV Group is “forward‑looking” information, which is based on estimates of the CPV Group in accordance with the characteristics of its activities on the publication date of the report only, and there is no certainty it will be realized.

32 It is noted that an arrangement as stated (to the extent it is determined and subject to final arrangements) is expected to permit renewable energy projects to enjoy the tax benefits with no need for a Tax Equity partner.
33 The Company’s estimate, as stated above, regarding changes in the area of activities constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the publication date of the report only and on publicly‑known data and which is dependent and contingent on various factors. Accordingly, the said information may not be realized or may be realized in a manner significantly different than described above as a result of various matters  that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

17.
Further to that stated in Section 17.2 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in connection with a wind energy power plant having a capacity of 152 megawatts (Keenan) (in this Section – “the Project”), which is held (at the rate of 70% as at the date of the Periodic Report for 2020) by the CPV Group[34], on April 7, 2021 an agreement was signed for acquisition of the balance of the rights in the Project by the CPV Group (that is, the remaining 30%), in exchange for a consideration of about $25 million. Upon completion of the acquisition, the CPV Group holds all of the rights in the Project. For details regarding the Project, including with respect to the Project’s energy supply agreement (PPA) up to 2030 – see that stated with reference to the Project in the Periodic Report for 2020 and the Company’s Immediate Reports dated September 29, 2020[35], which are presented herein by means of reference.

18.
Further to that stated in Section 17.2 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in connection with projects in advanced development of the CPV Group, in April 2021 an agreement was signed for sale of electricity (PPA) in the wind energy project Rogue’s Wind for sale of all the Project’s energy, availability (capacity) and Renewable Energy Certificates (RECs) of the project. For details – see that stated in the Periodic Report for 2020 with reference to the said project and the Company’s Immediate Report dated April 11, 2021 (Reference No.: 2021‑01‑060825), which is presented herein by means of reference.[36]

19.
Further to that stated in Section 17.2 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in connection with an advanced development project of the CPV Group, in May 2021, a commencement order was issued for the construction work on the Maple Hill project using solar energy, to the project’s construction contractor. On this date, among other things, a construction agreement (EPC) was signed and rights in the project’s lands were acquired. For additional details relating to the project – see that stated in Section 2 above and the Immediate Report dated May 12, 2021 (Reference No.: 2021‑01‑083409), which are presented by means of reference. For additional details relating to the project, including material agreements signed as at the publication date of the report – see Note 9I(3) to the Interim Statements.

20.
Further to that stated in Section 17.10.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in May 2021, Maryland signed a renewal of the terms of the credit framework agreement of the Term Loan B type, relating to the project. As part of renewal of the credit, Maryland signed a loan agreement, in the amount of about $350 million, and accompanying frameworks, in the amount of about $100 million. For details – see Note 7D to the Interim Statements.

[34]	Which is held (about 70%) indirectly by the Company, as detailed in Section 17 to Part A of the Periodic Report for 2020.
[35]	Reference Nos.: 2020‑01‑106002; 2020‑01‑105987 and 2020‑01‑105675.
[36]
The information stated in the Immediate Report dated April 11, 2021, as stated, including regarding the Project’s characteristics, construction and operation, the dates for their execution, characteristics of the Project’s consumer, the scope of the expected revenues from the Project and its business results, constitutes “forward‑looking” information as defined in the Securities Law, which is based solely on the estimates of the CPV Group and the Company as at the publication date of the Group, and which is dependent on fulfillment of various factors, including, completion of the development and licensing processes, receipt of permits, performance of the construction and connection work, signing of an agreement to assure the required financing, etc. The information stated in this report may not be realized or may be realized in a manner different than described, this being due to, among other things, non‑fulfillment of one or more of the above‑mentioned factors, changes in the construction and operation costs, delays in the timetables for completion of the construction and operation stages, changes in the estimates and assumptions regarding the Project’s performances, costs or results, due to the impact of economic or regulatory factors on a project of this type, and as a result of occurrence of one or more of the risk factors to which the CPV Group or the Company is exposed, as stated in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

21.
Further to that stated in Section 2.3.1 to Part A (Description of the Company’s Business) of the Periodic Report for 2020, in May 2021 an adjustment was made to the consideration in the CPV acquisition transaction, where as a result of the said adjustment the sellers paid the CPV Group (the purchaser) an amount that is not material.

22.
Further to that stated in Section 17.14.11 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, it is noted that the spread of the Coronavirus has a significant impact of the economy and financial markets in the United States and worldwide. During the Coronavirus crisis, the activities of the power plants of the CPV Group continued while making adaptations, such as, changes in the shifts of workers, change in the timetables for performance of the maintenance work, transfer of employees to working remotely, etc. In addition, the CPV Group is continuing to make adaptations for purposes of information security at the power plants. Furthermore, the Coronavirus crisis impacted the availability of suppliers and on the sectors involved in the development activities of the CPV Group. At this date, there is no certainty relating to the duration of the Coronavirus crisis, its force (scope) and its impacts on the markets or on factors relating to CPV’s activities, and therefore the CPV Group is not able to estimate with any degree of certainty and completeness the impact of the Coronavirus crisis, and event of the outbreak of the virus and the (possible) spread thereof at the power plants of the CPV Group or restrictions on conducting business in the areas in which it operates, as well as the measures taken and that will be taken worldwide as a result thereof – which has impacted the economy and commodity markets in the U.S., in general, and the prices of electricity and natural gas, in particular – could impact CPV’s activities (even significantly), thwart completion of the construction of projects (as detailed in Section 2 above) and the progress of development of the development projects of the CPV Group, and could also impact its ability to actually commence execution of its future projects. For details – see Note 1B to the Interim Statements.

23.
For additional details regarding the area of the Company’s activities in the United States – see the section Update of the Company’s Business in the Report of the Board of Directors below and the notes to the Interim Statements that are attached to this report.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.        Financial Position as at March 31, 2021 (in millions of NIS)

Category	3/31/2021	12/31/2020	Analysis

Current Assets

Cash and cash equivalents	776	200
Most of the increase stems from withdrawal of deposits and restricted cash, in the amount of about NIS 1,774 million, investments received from holders of non‑controlling interests in the CPV Group, in the amount of about NIS 696 million, a receipt, in the amount of about NIS 136 million., in respect of repayment of partnership capital in light of sale of part of the holdings of the CPV Group in Three Rivers (for details – see Note 7A to the Interim Statements) and issuance of shares for net proceeds of about NIS 346 million. In addition, there was an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 77 million, and an increase of about NIS 62 million due to the impact of the fluctuations in the dollar exchange rate on the balances of cash and cash equivalents.

This increase was partly offset by acquisition of the CPV Group, in the amount of about NIS 2,140 million, investments in the Zomet project, in the amount of about NIS 110 million, current debt repayments (including interest), in the amount of about NIS 220 million, and investments in property, plant and equipment in Israel, in the amount of about NIS 34 million.

Short-term deposits	25	1,607
The decrease stems from withdrawal of the deposits for purposes of acquisition of the CPV Group. For details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements.

Short-term deposits and restricted cash	49	207
Most of the decrease derives from release of collaterals in respect of hedging transactions, in the amount of about NIS 86 million, and release of collaterals, which were used for provision of bank guarantees in Israel, in the amount of about NIS 67 million (for additional details – see Note 9B to the Interim Statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.        Financial Position as at March 31, 2021 (in millions of NIS)

Category	3/31/2021	12/31/2020	Analysis

Current Assets (Cont.)

Trade receivables and accrued income	147	153
Most of the decrease stems from a decrease in accrued income in Israel, in the amount of about NIS 32 million, mainly as a result of the impact of the seasonal factor on the sales and reduction of the generation component (as described in Note 9A(1) to the Interim Statements).

On the other hand, there was an increase of about NIS 28 million due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Receivables and debit balances	93	63
Most of the increase, in the amount of about NIS 39 million, is due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

This increase was partly offset by a decrease in the balance receivable from Israel Electric Company, in the amount of about NIS 6 million.

Short-term derivative financial instruments	3	–	The increase is in light of a change in the fair value of derivative financial instruments in Israel.

Total current assets	1,093	2,230

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2021 (in millions of NIS) (Cont.)

Category	3/31/2021	12/31/2020	Analysis

Non-Current Assets

Long-term deposits and restricted cash	182	231
Most of the decrease stems from release of collaterals in respect of interest SWAP contracts (as described in Note 22D to the consolidated financial statements for 2020, in the amount of about NIS 35 million, and release of a collateral, in the amount of about NIS 15 million, which was designated to secure a bank guarantee (for additional details see – Note 15D(4) to the consolidated financial statements for 2020).

Long-term prepaid expenses	152	143
Most of the increase stems from an increase in deferred expenses under the Group’s financing agreement and credit frameworks in Israel, in the amount of about NIS 4 million. In addition, there was an increase, in the amount of about NIS 4 million, due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Investments in associated companies	1,834	–
The increase is the result of the initial consolidation of the CPV Group. For additional details regarding investments in associated companies – see Sections 1 and 6 to the Report of the Board of Directors and Notes 6 and 8 to the Interim Statements.

Deferred tax assets, net	31	24	Most of the increase stems from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Long-term derivative financial instruments	15	1	The increase stems from an increase in the fair value of interest SWAP contracts, in the amount of about NIS 14 million (as described in Note 22D to the consolidated financial statements for 2020).

Property, plant and equipment	3,113	2, 665
Most of the increase stems from investments in the Zomet project, in the amount of about NIS 281 million, the amount of about NIS 180 million, is due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements), and investments in projects involving energy generation facilities located on the consumer’s premises, in the amount of about NIS 12 million.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 33 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2021 (in millions of NIS) (Cont.)

Category	3/31/2021	12/31/2020	Analysis

Non-Current Assets (Cont.)

Right-of use assets	309	276	The increase derives from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Intangible assets	724	5
The increase derives from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements). The amount of about NIS 382 million (about $117 million) is in respect of an agreement for sale of electricity in the Keenan project, and the amount of about NIS 322 million (about $99 million) relates to goodwill created in light of acquisition of the CPV Group. In addition, there was an increase, in the amount of about NIS 16 million, as a result of a change in the exchange of the dollar.

Total non-current assets	6,360	3,345

Total assets	7,453	5,575

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2021 (in millions of NIS) (Cont.)

Category	3/31/2021	12/31/2020	Analysis

Current Liabilities

Current maturities of long-term liabilities	167	149
Most of the increase stems from update of current maturities of loans and debentures in accordance with the repayment schedule in Israel, in the amount of about NIS 39 million. In addition, there was an increase of about NIS 21 million, due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

This increase was partly offset by repayment of the senior debt in Israel, in the amount of about NIS 32 million and by repayment of debentures (Series B) of the Company, in the amount of about NIS 11 million.

Trade payables	442	298
Most of the increase derives from an increase in the balance to the Zomet construction contractor, in the amount of about NIS 175 million. There was also an increase of about NIS 18 million due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

This increase was partly offset by a decrease stemming from a decrease in the balance of Israel Electric Company, in the amount of about NIS 45 million, mainly due to timing differences and a decrease in purchases of electricity from Israel Electric Company.

Payables and other credit balances	56	96
Most of the decrease derives from a decline in expenses payable, in the amount of about NIS 40 million (mainly due to payment of transaction costs relating to acquisition of the CPV Group), and a decrease in the balance of the accrued interest payable in Israel, in the amount of about NIS 5 million.

This decrease was partly offset by an increase, in the amount of about NIS 12 million, due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Short-term derivative financial instruments	34	126
Most of the decrease stems from repayment of hedging transactions that served to hedge the Company’s investment in acquisition of the CPV Group. For additional details – see Note 22D to the consolidated financial statements for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2021 (in millions of NIS) (Cont.)

Category	3/31/2021	12/31/2020	Analysis

Current Liabilities (Cont.)

Current maturities of lease liabilities	57	45
Most of the increase stems from an increase in the balance of Zomet’s liabilities in respect of capitalization fees for the land, in the amount of about NIS 7 million, this being in light of a refund received from Israel Lands Authority in March 2021 (for additional details – see Note 9C(1) to the Interim Statements). In addition, there was an increase of about NIS 3 million due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Current taxes payable	2	–

Total current liabilities	758	714

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at March 31, 2021 (in millions of NIS) (Cont.)

Category	3/31/2021	12/31/2020	Analysis

Non-Current Liabilities

Long-term loans from banks and others	2,397	1,851
Most of the increase, in the amount of about NIS 397 million, is due to the first time consolidation of the CPV Group, where the amount of about NIS 181 million, is in respect of the sellers’ loan (as stated in Note 6 to the Interim Statements), and the amount of about NIS 216 million, is in respect of the Keenan project. In addition, for purposes of acquisition of the CPV Group, a loan was received from the holders of non‑controlling interests. As at the date of the report, the loan from the holders of non‑controlling interests amounts to about NIS 175 million. For additional details – see Section 7 below.

This increase was partly offset by a decrease stemming from update of the current maturities of loans, in the amount of about NIS 27 million.

Debentures	941	952	The decrease stems from update of the current maturities of the debentures (Series B).

Long-term lease liabilities	45	14	The increase is due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Long-term derivative financial instruments	24	22

Other long-term liabilities	99	2
The increase is due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements), where about NIS 44 million (about $13 million) is in respect of the liability of the CPV Group to a holder of non‑controlling interests in Keenan (an equity tax partner), about NIS 19 million (about $6 million) is an obligation relating to clearance and removal in the Keenan project and about NIS 33 million (about $10 million) relates to deferred liabilities of additional projects.

Liabilities for deferred taxes, net	354	309
Most of the increase, in the amount of about NIS 32 million, is due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements), and an increase of about NIS 13 million stemming from update of the deferred taxes as a result of Rotem’s income for the period.

Total non-current liabilities	3,860	3,150

Total liabilities	4,618	3,864

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2021 (in millions of NIS)

–	The Group’s activities are subject to seasonal fluctuations. For additional details regarding seasonal impacts – see Note 1A to the Interim Statements.

–	The expenses of active projects in the U.S., except for the Keenan project, are presented in the category “Company’s share in income (losses) of associated companies”.

–
It is noted that the results of the CPV Group are consolidated in the Company Interim Statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021.

–	For an analysis of proforma data – see Note 8 below.

	For the
	Three Months Ended
Category	3/31/2021	3/31/2020	Analysis

Sales in Israel	350	313	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Sales and provision of services in the U.S.	26	–
The result stems from the initial consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements). Revenues from operation of the power plant in the Keenan project amount to about NIS 16 million (about $5 million). Revenues from provision of management services amount to about NIS 10 million (about $3 million). It is noted that these revenues do not include revenues of projects that are not controlled by the CPV Group that are presented in the results of associated companies.

Cost of sales (less depreciation and amortization) in Israel	241	205	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales (less depreciation and amortization) in the U.S.	18	–
The result stems from the initial consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements). The total cost of sales and provision of services in the U.S. includes expenses in the amount of about NIS 4 million (about $1 million) in respect of operating costs and about NIS 14 million (about $4 million) in respect of salaries and the cost of services.

Depreciation and amortization in Israel	34	23	Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 10 million, as a result of the commercial operation in July 2020.

Depreciation and amortization in the U.S.	7	–
The result stems from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements) in respect of depreciation in the Keenan project.

Gross profit	76	85

Administrative and general expenses in Israel	14	13

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2021	3/31/2020	Analysis

Administrative and general expenses in the U.S.	10	–
The results stem from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements). The administrative and general expenses in the U.S. include wages of about NIS 5 million (about $2 million), and office maintenance of about NIS 3 million (about $1 million).

Share in losses of associated companies	(38)	–
The result stems from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements). The result includes a loss of about NIS 47 million (about $14 million) in respect of changes in the fair value of derivative financial instruments relating mainly to hedge agreements on electricity margins of the RPO type. It is noted that the increase in the electricity prices was partly offset by the hedge plan of the CPV Group that was intended to reduce changes in CPV’s gross margin due to changes in the commodity prices. (For additional details regarding the hedge agreements – see Note 7D(3) to the Interim Statements. For additional details regarding the results of associated companies – see Section 6 below and Note 7 to the Interim Statements).

Transaction expenses in respect of acquisition of the CPV Group	2	–

Business development expenses in Israel	1	2

Operating income	11	70

Financing expenses, net, in Israel	(24)	(16)
Most of the increase stems from the financing expenses on Hadera’s senior debt, in the amount of about NIS 9 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction.

Financing income, net, in U.S.	6	–
The result stems from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements). The financing income, net, in the U.S. include exchange rate differences, in the amount of about NIS 12 million and interest expenses, in the amount of about NIS 6 million.

Income (loss) before taxes on income	(7)	54

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the three‑month period ended March 31, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2021	3/31/2020	Analysis

Taxes on income in Israel	9	16	The decrease derives from lower income in the first quarter of 2021 compared with the corresponding quarter last year.

Tax benefit in the U.S.	(16)	–	The result stems from the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Income for the period	–	38

Income for the period after eliminating changes in the fair value of derivative financial instruments	47	38

Income attributable to:

The owners of the Company	7	28

Non-controlling interests	(7)	10

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, changes in the fair value of derivative financial instruments, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Calculation of the EBITDA (in millions of NIS):

	For the Three Months Ended
	March 31
	2021	2020

Sales	376	313
Cost of sales (less depreciation and amortization)	(259)	(205)
Administrative and general expenses (less depreciation and
amortization)	(22)	(13)
Transaction expenses relating to acquisition of the CPV Group	(2)	–
Business development expenses	(1)	(2)
Consolidated EBITDA*	92	93
Proportionate EBITDA of associated companies**	58	–
EBITDA (Total consolidated and the proportionate amount
of associated companies)	150	93
Elimination of non-recurring expenses[37]	2	–
EBITDA (Total consolidated and the proportionate amount
of associated companies) after elimination of non-recurring
expenses	152	93

*
Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements and commencing from the completion date of the acquisition of the CPV Group on January 25, 2021 (as stated in Section 1 above the Company does not hold full ownership of Rotem and the CPV Group).

**
Presented based on the rate of the holdings of the CPV Group in the associated companies commencing from the completion date of the acquisition of the CPV Group on January 25, 2021. For detail of the results of the associated companies – see Section 6 below.

37 The non‑recurring expense in the three‑month period ended March 31, 2021 is in respect of costs incurred relating to the transaction for acquisition of the CPV Group (for additional details regarding the transaction – see Note 6 to the Interim Statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Set forth below is the EBITDA data of the subsidiaries the results of which are consolidated in the Company’s financial statements (in millions of NIS), which are presented based on 100%.

	For the Three Months Ended
	March 31
	2021	2020

Rotem	91	100
Hadera	10	1
Keenan***	10	–
Others (less non‑recurring expenses)	(17)	(6)
Total	94	93

***	Commencing from the date completion date of the acquisition of the CPV Group on January 25, 2021.

Set forth below is the EBITDA data of the associated companies. The EBITDA data presented below is based on results in accordance with IFRS and are presented in millions of NIS.

			Proportionate
	EBITDA of		EBITDA of
	associated		associated	Proportionate
	company		company	EBITDA of
	for the		for the	associated company
	three-month	Rate of	three-month	for the period from
	period ended	holdings	period ended	January 25, 2021[38]
	March 31	of the	March 31	and up to
	2021	CPV Group	2021	March 31, 2021

Fairview	69	25%	17	11
Towantic	111	26%	29	21
Maryland	37	25%	9	7
Shore	55	37.53%	21	16
Valley	14	50%	7	3
Total	286		83	58

38 January 25, 2021 was the completion date of the acquisition of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions):

	For the
	Three Months Ended
	March 31
	2021	2020

Revenues from sale of energy generated to private customers that
was generated and/or purchased from other generators (1)	240	225
Revenues from sale of energy purchased at the TAOZ for private
customers (2)	9	1
Revenues from private customers in respect of infrastructures
services (3)	70	60
Revenues from sale of energy to the System Administrator (4)	16	11
Revenues from sale of steam	15	16
Total revenues	350	313

In Israel, the Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2021, as published by the Electricity Authority, is NIS 0.2526 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2020, the weighted‑average of the generation component tariff was NIS 0.2678 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. The reduction in the generation component has had and is expected to have a negative impact on the Company’s income in 2021 compared with 2020.

For the three‑month periods ended March 31, 2021 and 2020:

(1)
Most of the increase stems from sales to private customers due to the commercial operation of the Hadera Power Plant, in the amount of about NIS 33 million, and an increase in the scope of consumption of customers of the Rotem Power Plant, in the amount of about NIS 6 million. On the other hand, there was a decrease, in the amount of about NIS 12 million, due to a decline in the generation component tariff and a decrease, in the amount of about NIS 12 million, as a result of unplanned maintenance of the Rotem Power Plant.

(2)
The increase stems from revenues from sale of energy purchased during the maintenance for customers of the Rotem Power Plant, in the amount of about NIS 4 million, and for customers of the Hadera Power Plant, in the amount of about NIS 4 million.

(3)
The increase derives from an increase, in the amount of about NIS 12 million, due to the commercial operation of the Hadera Power Plant, and an increase in consumption of Rotem’s customers, in the amount of about NIS 1 million. On the other hand, there was a decrease, in the amount of about NIS 3 million, due to a decline in the infrastructure tariffs in 2021.

(4)
Most of the increase is due to sale of energy at a cogeneration tariff of the Hadera Power Plant to the System Administrator, in the amount of about NIS 9 million. On the other hand, there was a decrease in sale of energy to the System Administrator from Rotem, in the amount of about NIS 4 million, due to an increase in consumption of customers.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions):

	For the
	Three Months Ended
	March 31
	2021	2020

Gas and diesel oil (1)	126	123
Expenses to IEC for infrastructure services and purchase of
electricity (2)	86	61
Gas transmission costs	8	8
Operating expenses (3)	21	13
Total cost of sales (less depreciation and amortization)	241	205

For the three‑month periods ended March 31, 2021 and 2020:

(1)
There was an increase in the gas expenses, in the amount of about NIS 15 million, due to the commercial operation of the Hadera Power Plant. On the other hand, there was a decrease deriving from generation of the electricity, in the amount of about NIS 5 million, due to unplanned maintenance work and load reduction in the Rotem Power Plant, in the amount of about NIS 7 million, due to a reduction in the gas price as a result a decline in the exchange rate of the dollar.

(2)
Most of the increase derives from the commercial operation of the Hadera Power Plant, in the amount of about NIS 22 million, and an increase in the scope of energy purchases, in the amount of about NIS 5 million, mainly due to maintenance and load reduction in the Rotem Power Plant. On the other hand, there was a decrease, in the amount of about NIS 2 million, relating to infrastructure expenses in Rotem.

(3)	Most of the increase stems from a current operating costs due to the commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

6.	Additional data regarding activities in the United States

The Company believes that the following data provides full and effective information to investors when reviewing the operating performances of the associated companies and when comparing these operating performances to the operating performances of other companies in the same sector or other industries having different capital structures, debt levels and/or income tax rates. This data also serves the Company’s management when reviewing the operating performances of the associated companies.

The following data includes balances as at March 31, 2021, presented in millions of New Israeli Shekels and representing the share of the CPV Group in the assets and liabilities of the associated companies:

	Rate of holdings		Cash and
	of the	Debt (including	cash equivalents
Project	CPV Group	interest payable)	and deposits*

Fairview	25%	521	–
Towantic	26%	514	13
Maryland	25%	295	1
Shore	37.53%	589	–
Valley	50%	1,028	21
Total		2,947	35

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

EBITDA results compared with the corresponding quarter last in 2020

Set forth below is the EBITDA data of the active projects in the CPV Group, based on the rates of holdings of the CPV Group in the projects. The following EBITDA data is based on results in accordance with U.S. generally accepted accounting principles (U.S. GAAP), for the three‑month period ended March 31, 2021, in millions of NIS.

	For the Three Months Ended
	March 31
	2021	2020

Fairview	16	13
Towantic	27	26
Maryland	8	7
Shore	19	16
Valley	5	5
Keenan*	10	2

(*)	In the first quarter of 2021, the rate of holdings in Keenan is 70% (in light of the tax‑equity reversal) compared with 10% the first quarter of 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions)

	For the
	Three Months Ended
Category	3/31/2021	3/31/2020	Analysis

Cash flows provided by operating activities	78	83
Most of the decrease stems from a decrease in in the current operating activities (mainly in light of lower income) in the amount of about NIS 5 million, and a decrease in working capital, in the amount of about NIS 9 million.

On the other hand, there was an increase in income from dividends from associated companies, in the amount of about NIS 9 million, due to the first time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

Cash flows used in investing activities	(376)	(311)
Most of the increase derives from acquisition of the CPV Group, in the amount of about NIS 2,140 million (for details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements).

This increase was partly offset by a decrease deriving from release of short‑term deposits, net, in the amount of about NIS 1,582 million, release of restricted cash, in the amount of about NIS 214 million, a decrease in in investments the Zomet project, in the amount of about NIS 153 million, a receipt, in the amount of about NIS 136 million, in respect of repayment of partnership capital due to sale of part of the holdings of the CPV Group in Three Rivers (for details – see Note 7A to the Interim Statements).

Cash flows provided by financing activities	812	123
Most of the increase, in the amount of about NIS 696 million, stems from investments of holders of non-controlling interests in the CPV Group and issuance of shares, in the amount of about NIS 346 million, in 2021. In addition, in 2020 the Company acquired non‑controlling interests in Zomet, in the amount of about NIS 26 million.

This increase was partly offset by payment of a loan in the CPV Group, in the amount of about NIS 148 million. Also, in 2020 the Company took out short‑term loans, in the aggregate amount of about NIS 219 million.

*	As at March 31, 2021, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at March 31, 2021 (in millions of NIS):

						Others	Others
						in	in the
	Solo	Rotem	Hadera	Zomet	Keenan	Israel	U.S.	Consolidated

Debt (including accrued
interest)	963	1,074	691	184	236	1	357	3,506

Cash and cash equivalents
and short-term deposits	347	156	12	19	38	3	226	801

Debt service reserves (out
of the restricted cash)*	–	79	45	–	–	–	–	124

*	Including funds serving for guarantee of the debt.

Main changes in the period of the Interim Statements:

–	Rotem repaid the amount of about NIS 24 million (relating to principal only) of its loans.

–	Hadera repaid the amount of about NIS 8 million (relating to principal only) of its loans.

–	The Company repaid the amount of about NIS 10 million (relating to principal only) of its debentures (Series B).

–	OPC Power Ventures LP received a loan from holders in non‑controlling interests, in the amount of about NIS 165 million.

–	For details regarding receipt of a seller’s loan that was received by the CPV Group as part of the acquisition agreement – see Note 6 and Note 7A to the Interim Statements.

–	Keenan repaid the amount of about NIS 9 million (about $3 million) out of its loans. The amount relates solely to principal.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at December 31, 2020 (in millions of NIS):

	Solo	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including accrued interest)	980	1,097	698	184	1	2,960

Cash and cash equivalents
and short-term deposits	1,644	122	2	35	4	1,807

Debt service reserves (out
of the restricted cash)*	25	78	44	–	–	147

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at March 31, 2020 (in millions of NIS):

	Solo	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including accrued interest)	507	1,166	660	25	1	2,359

Cash and cash equivalents	154	98	4	20	3	279

Debt service reserves (out
of the restricted cash)*	67	137	–	–	–	204

*	Including funds used for guaranteeing the debt.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS thousands) (Cont.)

As at the date of the Report, the Company and the investee companies were in compliance with all the financial covenants stipulated in their financing agreements and trust certificates. Set forth below is detail of the Company’s financial covenants for breach based on the actual results of the activities (material loans)39:

As at March 31, 2021

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA may not exceed 13	8.1
Minimum shareholders’ equity of NIS 250 million	NIS 2,237 million
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	69%

Covenants applicable to the Company under additional credit frameworks of the Company
Minimum shareholders’ equity of NIS 1,200 million	NIS 2,237 million
The ratio of shareholders’ equity to total assets may not drop below 40%	69%
The historical debt coverage ratio may not drop below 1.20:1	2.17:1

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of
the construction contractor may not drop below NIS 250 million	NIS 2,237 million
The ratio of the Company’s shareholders’ equity to total assets may not drop
below 20%	69%
From the commercial operation date of Hadera up to the end of the warranty
period of the construction contractor, the balance of the cash may not drop below	Cash balance higher
NIS 50 million or a bank guarantee in the amount of NIS 50 million	than NIS 50 million

Covenants applicable to Rotem
ADSCR (in the preceding 12 months) of not less than 1.1	1.63

Covenants applicable to Shore
Historical debt service coverage ratio (DSCR) (in the preceding 12 months) of
not less than 1.1	2.32

39 For a description of the material financial covenants of the Company and the subsidiaries – see Section 10.3 (Description of the Company’s Business) in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

8.	Explanations of the Board of Directors for the interim proforma data

Set forth below is data taken from the proforma interim financial statements for the three‑month periods ended March 31, 2021 and March 31, 2020 (together – “the Proforma Periods”). The proforma interim financial statements were prepared in accordance with the provisions of Regulation 9A of the Reporting Regulations, and they relate to acquisition of the control of the CPV Group. The proforma interim financial statements are intended to retroactively reflect the consolidated results of the Company’s operations and the statement of comprehensive income for the Proforma Periods under the assumption that the acquisition transaction had been completed on January 1, 2018 based on the actual results of operations as received from the CPV Group – this being based on the assumptions detailed in Note 3 to the proforma interim financial statements. These explanations should be read carefully together with the proforma interim financial statements attached to this report. It is clarified that the proforma statements do not reflect the Company’s actual results but, rather, they were prepared in order to provide additional information – this being on the basis of various assumptions and estimates as detailed in the proforma statements. The data is presented in millions of New Israeli Shekels.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2021	3/31/2020	Analysis

Sales and services	391	336
In the activities in the United States, the increase, in the amount of about NIS 20 million, stems from the first‑time consolidation of Kenaan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 3 million as a result of a decline the exchange rate of the dollar.

For an explanation regarding the change in the sales in the activities in Israel – see Section 5 above.

Cost of sales and services (less depreciation and amortization)	262	223
Most of the increase in the activities in the United States, in the amount of about NIS 6 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 2 million, as a result of a decline the exchange rate of the dollar.

For an explanation regarding the change in the cost of sales in the activities in Israel – see Section 5 above.

Depreciation and amortization	44	24	Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 10 million, due to the commercial operation in July 2020.

Gross profit	85	89

Administrative and general expenses	31	24	Most of the increase stems from the first time consolidation of Keenan in the fourth quarter of 2020.

Share in income (losses) of associated companies	(34)	100
Due to the improvement in the prices of the associated companies, there was a decrease caused by revaluation of derivative financial instruments (that were designated for an economic hedge), in the amount of about NIS 144 million. It is noted that the increase in the electricity margins was partly offset by the hedge plan of the CPV Group that was intended to reduce changes in CPV’s gross margin due to changes in commodity prices. On the other hand, there was an increase in the results, in the amount of about NIS 3, million, due to a decline the exchange rate of the dollar.

Business development expenses	1	4

Operating income	19	161

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	3/31/2021	3/31/2020	Analysis

Financing expenses, net	14	12
Most of the increase stems from the financing expenses on Hadera’s senior debt, in the amount of about NIS 9 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction. This increase was offset by an increase in income from exchange rate differences on a loan to ICG, in the amount of about NIS 2 million, in the interest expenses on debentures in light of replacement of (Series A) with (Series B) in October 2020.

Income before taxes on income	5	149

Taxes on income (tax benefit)	(2)	41	The decrease derives from lower income in Israel in the first quarter of 2021 compared with the corresponding quarter last year.

Income for the period	7	108

Income for the period less changes in the fair value of derivative financial instruments in the United States	56	7

Attributable to:
The Company’s shareholders	13	79
Non-controlling interests	(6)	29

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

9.	Significant Events in the Period of the Report and Thereafter

For details – see Section 1–13 to the Report of the Board of Directors and Notes 1, 6, 7, 8, 9 and 10 to the Interim Statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Debentures (Series B)

Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	NIS 956 million par value
Nominal value on the date of the report	NIS 946 million par value
Nominal value after revaluation based on the linkage terms	NIS 946 million par value
Amount of the interest accrued as included in the financial statements as at March 31, 2021	–
The fair value as included in the financial statements as at March 31, 2021	About NIS 1,072 million.
Stock market value on March 31, 2021	About NIS 1,072 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) (Cont.)

Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493) and October 4, 2020 (Reference No.: 2020‑01‑107604), which are included by means of reference.

Pledged assets
None.
There is a future commitment that during the period commencing from the date on which the Company’s debentures (Series A) are fully repaid and so long as the debentures (Series B) are still outstanding, the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

12.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the report the Company paid about NIS 72 thousand to the Ramot Yehuda Society and about NIS 50 thousand to the Friends of the Kaplan Medical Center.

13.	Update of the Periodic Report for 2020 regarding the Company’s Business[40]

In addition to that stated in this report, presented below are significant updates and/or changes with respect to the Company’s business, which occurred since the signing date of the Company’s Periodic Report for 2020, on March 24, 2021 and up to publication of this Report:

13.1
Section 2 to Part A of the Periodic Report for 2020

For details regarding an agreement for acquisition of shares of the Gnergy company, which is engaged in the area of charging services for electric vehicles (e‑mobility) and construction of charging posts for electric vehicles and with respect to signing a shareholders’ agreement with Gnergy’s founder, Mr. Ran Aluya, including in connection with a purchase (“call”) option granted to the Company by the developer, as stated, and for details regarding Gnergy and the area of its activities – see the Company’s Immediate Report dated April 13, 2021 (Reference No.: 2021‑01‑062613), which is included by means of reference. In addition, for details regarding fulfillment of preconditions for completion of the transaction, amendment of the acquisition agreement and completion of the transaction for acquisition of about 27% of the shares of Gnergy, including with reference to the additional closing for the transaction that was set for up to December 15, 2021 – see the Company’s Immediate Report dated May 10, 2021 (Reference No.: 2021‑01‑081177), which is included by means of reference.

13.2
Section 9.6 to Part A of the Periodic Report for 2020

On April 29, 2021, the Company published a Report Summoning a General Meeting, where on its Day’s Agenda is: (1) update of the remuneration policy for officers of the Company; and (2) update of the service and employment conditions of Mr. Giora Almogy as the Company’s CEO, in accordance with the Company’s updated remuneration policy, subject to its approval. The General Meeting is scheduled to convene subsequent to the submission date on June 15, 2021 (after postponement in order to complete discussions with representatives of the shareholders). For details – see the Company’s Immediate Report dated April 29, 2021 (Reference No.: 2021‑01‑074751), the Material Private Offer Report in connection with granting of options to the Company’s CEO, in the language of the Report Summoning a General Meeting, as stated above – see the Company’s Immediate Report dated April 29, 2021 (Reference No.: 2021‑01‑074754) and the Immediate Report dated May 24, 2021 regarding postponement of the General Meeting.

40 Update of the Company’s Business including in this Report of the Board of Directors was prepared in accordance with Regulation 39A of the Reporting Regulations, and includes significant changes or new items that occurred in the Company’s business from the publication date of the Periodic Report for 2020 and up to the publication date of this Report. It is noted that in some of the case an additional description was provided in order to present a more comprehensive picture of the matter addressed. Reference to Immediate Reports as part of this Report includes the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.3	Section 17 to Part A of the Periodic Report for 2020

13.3.1
Further to that stated in Section 17.6 to Part A (Description of the Company’s Business), which is included in the Periodic Report for 2020, additional lands have been added in connection with the solar site of the Maple Hill project, which is located in Cambria County in Pennsylvania. The rights in the said lands are freehold (ownership) rights and contractual rights of beneficial enjoyment. The area of the lands is about 3,132,300 square meters (774 acres).

13.3.2
Further to that stated in Section 17 to Part A which is included in the Periodic Report for 2020, for details regarding profit participation units allotted by the CPV Group to employees and managers – see Note 10 to the Interim Statements.

13.3.3	Further to that stated in section 17.2 (Activities of the CPV Group) to Part A of the Periodic Report for 2020:

A.
For details regarding acquisition of the balance of the rights in the wind‑energy power plant with a capacity of 152 megawatts (Keenan), which is held (at the rate of 70%) by the CPV Group[41] (that is, the remaining 30%), on April 7, 2021 – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787), which is included by means of reference.

B.
For details regarding an agreement for sale of electricity (PPA) in the Rogue’s Wind project, for sale of all the electricity, availability (capacity) and Renewable Energy Certificates (RECs) – see the Company’s Immediate Report dated April 11, 2021 (Reference No.: 2021‑01‑060825), which is included by means of reference.[42]

C.
Regarding a report of the Company with respect to commencement of the construction stage of the Maple Hill solar project – see the Company’s Immediate Report dated May 12, 2021 (Reference No.: 2021‑01‑083409).

41 Which is held (about 70%) indirectly by the Company, as detailed in Section 17 to Part A (Description of the Company’s Business) of the Periodic Report for 2020.
42 The information stated in the Immediate Report dated April 11, 2021, as stated, including regarding the characteristics of the project, its construction and operation and the dates for their execution, characteristics of the project’s consumer/s, the scope of the revenues expected from the project and its business results, constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group and of the Company as at the publication of the report only, and that is dependent on fulfillment of a number of items, including completion of development and licensing processes, receipt of permits, performance of the construction and connection work, signing of an agreement to assure the required financing, etc. The said information in this report may not materialize and/or may materialize in a manner different than that stated, this being due to, among other things, non‑fulfillment of one or more of the above‑mentioned items, changes in the construction and operation costs, delays in the timetables for completion of development and construction stages, changes in the estimates and assumptions with reference to the project’s performances, its costs or its results, from the impact of economic or regulatory conditions on a project of this type, and as a result of existence of one or more of the risk factors to which the CPV Group or the Company are exposed to as stated in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.3	Section 17 to Part A of the Periodic Report for 2020 (Cont.)

13.3.4
Further to that stated in Section 17.14 to Part A of the Periodic Report for 2020, it is noted that the CPV Group makes use of technical information, communications’ and data processing systems for purposes of its current ongoing activities. Physical or logical harm to the management and/or operating systems, as stated, for whatever reason, could expose CPV Group to delays and interruptions with respect to provision of electricity, including causing damage to information or stealing of information. In addition, the CPV Group could be required to bear significant expenses in order to protect against harm to the information systems, as well as to repair any damage that is caused by such harmful items, including, for example, establishment of an internal system‑protection system, implementation of additional security measures against a cyber threat, protection against lawsuits as a result of cyber‑attacks, payment of compensation or taking of other correctional steps vis‑à‑vis third parties. Even though the CPV Group takes measures to increase the information security, among other things, through use of monitoring and control systems for the networks, strengthening hardware and operating systems, back‑up, written policies and procedures, restricting access, employee training, etc., there is no certainty regarding its ability to prevent cyber‑attacks or harm to the Group’s information systems.

Regulation 24A (Authorized, Issued and Paid‑Up Capital and Convertible Securities) and Regulation 24B (List of Shareholders) to Part D of the Periodic Report for 2020

A.
For details regarding changes in the Company’s capital and securities after the date of the Periodic Report for 2020, in connection with a partial principal repayment of the Company’s debentures (Series B) – see the Company’s Immediate Report dated March 31, 2021 (Reference No.: 2021‑01‑052971).

B.
For details regarding a Report Summoning a General Meeting, which includes a Material Private Offer Report in connection with granting of options to the Company’s CEO – see update to Section 9.6 (Additional Information relating to Remuneration paid to the Company’s officers and Senior Management Employees) to Part A of the Periodic Report for 2020.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 27, 2021